SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D. C.  20549



                                           FORM 11-K


(Mark One)
                     [X]    Annual Report Pursuant to Section 15(d) of the
                                   Securities Exchange Act of 1934

                             For the fiscal year ended December 31, 1993

                                              OR

                    [  ] Transition Report Pursuant to Section 15(d) of the
                                Securities Exchange Act of 1934







                                     THE LL&E SAVINGS PLAN
                                   (Full title of the plan)







                          THE LOUISIANA LAND AND EXPLORATION COMPANY
               (Name of the issuer of the securities held pursuant to the plan)

                                      909 Poydras Street
                                        P. O. Box 60350
                                 New Orleans, Louisiana  70160
                            (Address of principal executive office)

                               Financial Statements and Exhibits

                                                          Page
                                                         Number
  (a)     Financial statements:                             Herein

          Independent Auditors' Report ...................     3

          Statements of Financial Condition - December 31,
            1993 and 1992.................................     4

          Statements of Income (Loss) and Changes in Plan
            Equity - years ended December 31, 1993 and
             1992 and 1991.................................     5

          Notes to Financial Statements...................  6-14

          Schedules:
             Schedule I - omitted because the required
               information is shown in the financial
               statements or the notes thereto.

             Schedule II - Allocation of Plan Assets and
               Liabilities to Investment Programs......... 15-18

             Schedule III - Allocation of Plan Income
               (Loss) and Changes in Plan Equity to
               Investment Programs........................ 19-24

    (b)   Exhibits:

                                                          Page
                                                         Number
          Exhibit No.                     Description             Herein

              23            Consent of KPMG Peat Marwick........    25



                                          SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The LL&E Savings Plan have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                     THE LL&E SAVINGS PLAN



Date:  June 7, 1994                  /s/Richard A. Bachmann

                                     Richard A. Bachmann
                                     Benefits Committee

                                 INDEPENDENT AUDITORS' REPORT


The Louisiana Land and Exploration Company
Benefits Committee:


We have audited the statements of financial condition of The LL&E Savings Plan as of December 31, 1993 and 1992, and the related statements of income (loss) and changes in plan equity for each of the years in the three-year period ended December 31, 1993. In connection with our audits of the financial statements, we also have audited financial statement Schedules II and III. These financial statements and the financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1993 and 1992, and the income (loss) and changes in plan equity for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



                                        s/ KPMG Peat Marwick

                                        KPMG Peat Marwick

New Orleans, Louisiana
April 8, 1994

                                          THE LL&E SAVINGS PLAN
                                    Statements of Financial Condition
                                       December 31, 1993 and 1992


                                                                           1993              1992
ASSETS
   Cash and cash equivalents at cost plus accrued
     interest                                                          $     2,977             2,845
   Capital Stock of The Louisiana Land and Exploration
     Company (note 4)                                                   47,563,016        42,716,070
   LL&E Royalty Trust Units of Beneficial Interest
     (note 5)                                                              208,646           167,982
   Investment in Putnam Funds:
     Daily Dividend Trust                                                4,843,675         5,046,432
     U.S. Government Income Trust                                        7,373,392         7,333,222
     Fund for Growth and Income                                          9,176,240         7,426,218
     Convertible Income - Growth Trust                                   5,624,573         4,493,981
   Loans to participants (note 2)                                        3,790,920         3,460,471

                                                                       $78,583,439        70,647,221


LIABILITIES AND PLAN EQUITY
   Loans payable to LL&E (note 4)                                      $ 8,769,585        11,824,539
   Interest payable to LL&E (note 4)                                         3,921             5,272

   Plan equity                                                          69,809,933        58,817,410

                                                                       $78,583,439        70,647,221




See accompanying notes to financial statements.



                                          THE LL&E SAVINGS PLAN
                         Statements of Income (Loss) and Changes in Plan Equity
                              Years ended December 31, 1993, 1992 and 1991



                                                         1993              1992              1991
Investment income:
   Interest and royalties                            $ 1,162,022         1,028,005         1,248,461
   Dividends:
     Capital Stock of The Louisiana Land
       and Exploration Company                         1,196,226         1,325,102         1,321,900
     Other investments                                   679,768           517,051           625,419
                                                       1,875,994         1,842,153         1,947,319

Interest income on loans to participants                 235,253           271,243           336,339

Net realized gains (losses) on disposition
   of investments (note 3)                               413,112           578,671        (1,425,724)

Net unrealized appreciation (depreciation)
   of investments                                      7,577,971         4,263,370       (11,190,357)

Contributions:
   Employer Allocated                                  2,620,692         2,586,983         2,532,624
   Employer Unallocated                                  560,014           428,791           745,458
   Employees                                           2,393,868         2,208,702         2,182,689

Benefit payments for terminations and
   withdrawals                                        (4,990,388)       (8,903,361)       (3,371,221)

Interest expense (note 4)                               (856,015)       (1,094,506)       (1,321,566)

Income (loss) and changes in plan
   equity for year                                    10,992,523         3,210,051        (8,315,978)

Plan equity beginning of year                         58,817,410        55,607,359        63,923,337

Plan equity end of year                              $69,809,933        58,817,410        55,607,359



See accompanying notes to financial statements.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements
                               December 31, 1993, 1992 and 1991

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A.     Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis and present the equity available to participants in The LL&E Savings Plan (the Plan) and changes in equity of the Plan. Certain amounts have been reclassified to conform to the current period's presen-tation.

              Benefits payable for terminations and withdrawals are included in Plan equity and are charged to income when paid. This accounting method differs from that required in Department of Labor Form 5500 which requires benefits payable to be accrued and charged to income in the period the liability arises. Accordingly, Plan equity as of December 31, 1993 and 1992 and income (loss) and changes in Plan equity for each of the years in the three-year period ended December 31, 1993 differ from that reported in Form 5500 as follows:

                                                                               Plan Equity
                                                                           1993              1992
            As reported herein                                         $69,809,933        58,817,410
            Effect of accrued benefits payable                            (163,315)       (2,451,374)
            As reported in Form 5500                                   $69,646,618        56,366,036

                                                                   Income (Loss) and
                                                                 Changes in Plan Equity
                                                           1993              1992            1991
            As reported herein                         $10,992,523         3,210,051      (8,315,978)
            Effect of accrued benefits payable           2,288,059        (2,220,316)       (112,951)
            As reported in Form 5500                   $13,280,582           989,735      (8,428,929)


                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

       B.     Investment in Trust Funds managed by the Trustees

              Under the terms of the trust agreement between The
              Louisiana Land and Exploration Company (LL&E) and Putnam
              Fiduciary Trust Company (trustee or Putnam), Putnam maintains trust funds on behalf of the Plan. The trust funds are segregated into investment funds as follows:

                o Fund A for employees' and employer's contributions which are invested primarily in Capital Stock of LL&E.

                o Fund B for loans to participants. The notes receivable resulting from loans to participants are maintained in this fund (see Note 2). Benefit payments for terminations and withdrawals in this fund relate to the cancellation of loans by parti-cipants withdrawing from the Plan.

                o     Fund C contains LL&E Royalty Trust Units of
                      Beneficial Interest (see Note 5). No new amounts are being invested in this fund, except that income on existing Royalty Trust Units and any repayments of loans to participants in this fund are rein-vested in additional Units.

                o Fund D for employees' contributions which are invested in the Putnam Daily Dividend Trust, a mutual fund which invests in money market instru-ments.

                o Fund E for employees' contributions which are invested in the Putnam U.S. Government Guaranteed
                      Securities Income Trust, a fund which invests exclusively in securities backed by the full faith and credit of the United States government and repurchase agreements with respect to these securi-ties.

                o Fund F for employees' contributions which are invested in the Putnam Fund for Growth and Income, a fund which invests primarily in a variety of common stocks.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

                o Fund G for employees' contributions which are invested in the Putnam Convertible Income-Growth
                      Trust, a fund which invests primarily in conver-tible bonds and convertible preferred stocks.

              Participants in the Plan are permitted to direct the investment of their contributions to the Plan in any of Funds A, D, E, F or G and up to eight transfers per year between these funds are allowed on a daily basis.

              The investment and changes therein of all funds are determined through the use of quoted market prices.

              Realized gains or losses and unrealized appreciation or depreciation of investments are determined in accordance with Department of Labor regulations for Form 5500. The cost basis of investments are either fair market value at the beginning of the year and/or cost of current year additions, as appropriate. Dispositions of investments are on a first-in first-out basis.

       The number of participants by fund at December 31, 1993 was as follows:

                                             Number of
                       Fund                Participants

                        A                      868
                        B                      327
                        C                      129
                        D                      285
                        E                      387
                        F                      510
                        G                      382

       Since, within certain limitations, investments may be made simultaneously in more than one fund by an individual participant, an individual may be included more than once in the above count. The individual participants in the Plan at December 31, 1993 numbered 868.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

2.     CONTRIBUTIONS AND BENEFITS

       The Plan is a contributory savings plan sponsored by LL&E.
       Individuals eligible for participation in the Plan are the employees of LL&E and of any affiliated corporation (as defined in the Plan) that has adopted the Plan.

       The major provisions of the Plan as of December 31, 1993 are as follows:

       A.     Non-Contributory Participation

              The employer contributes monthly to the Plan participants' accounts an amount determined in accordance with the following schedule:

                                                   Percent of Covered
               Credited Service                      Compensation
              Less than 5 years                              2%
              5 years or more                                4%

              Non-contributory participation is not dependent on the eligible employees' contributory participation.

       B.     Contributory Participation

              Employees are allowed to make tax-deferred contributions to the Plan in the amount of between 2% and 12% of compensation. The amount of tax-deferred contributions are limited by federal tax legislation. Where tax-deferred contributions elected by participants exceed these limitations, any excess tax-deferred contributions are distributed to the affected parties.

              The employer will contribute an amount to the participants' accounts based on a percentage of the dollar amount contributed voluntarily, if any, by the participants. The additional employer's contributions are applicable to voluntary participant contributions which are not in excess of 6% of covered compensation and are determined in accordance with the following schedule:

                                                   Percent of Voluntary
                                                   Contribution Matched
               Credited Service                        by Employer

              Less than 5 years                              50%
              5 years or more                               100%

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              The employer will also make additional monthly contributions (unallocated contributions) sufficient to fund the ESOP loans (see Note 4).

              Participants pay no federal income tax on their tax-deferred contributions or on the employer contributions, or on any earnings on their accounts, until withdrawals or distributions are made from their accounts.

       C.     Other Significant Plan Provisions

              Participants in the Plan become fully vested in their account balance derived from employer contributions upon the earliest to occur of the following:

                o     Completion of five years of service
                o     Attainment of age 65
                o Retirement pursuant to the early retirement provisions of The LL&E Pension Plan
                o     Death
                o Termination of employment by reason of a reduction in labor force
                o     Total disability, as defined in the Plan
                o Acquisition of 30% or more of LL&E's outstanding voting securities by any one person, entity or group without approval by the Board of Directors of LL&E
                o Under certain circumstances in the event of a change in control as defined in The LL&E Special
                      Termination Benefit Plan in the case of certain employees covered by said plan.

              Participants are at all times fully vested in their account balance derived from their own contributions, including any earnings or losses thereon.

              Participants may elect that the vested portions of employer and employee contributions, plus income or earnings thereon, be distributed to them in a lump sum i) as soon as practicable following termination of employ-ment, ii) on or about the date one year after termination of employment or iii) on or about age 65. Upon termi-nation, other than described above, nonvested employer contributions and earnings thereon are forfeited by participants and such amounts reduce employer contribu-tions under the Plan.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              Participants in the Plan may make a qualified plan rollover contribution or an individual retirement account rollover contribution, as defined in the Plan. The contributions may only be made if they meet the require-ments of a tax-free rollover for federal income tax purposes. Amounts are invested in Funds A, D, E, F or G, as designated by the participant.

              Participants can withdraw all or any portion of their after-tax contributions, plus earnings thereon. Parti-cipants cannot withdraw any tax-deferred contributions or any earnings thereon while employed at LL&E.

              Participants may, as of any valuation date, withdraw all or any portion of their vested account balance derived from matching employer contributions, and any earnings thereon, subject to several specific rules as defined in the Plan.

              Participants may borrow (Fund B) from the portions of their account derived from employer contributions except
              ESOP's, transfers from the LL&E Benefit Plan and tax-free rollovers, and employee contributions, and any earnings thereon, subject to several specific rules as defined in the Plan. No loan from the Plan may be in excess of the lesser of $50,000 or 50% of the participant's vested account balance and repayments will be made through bi-weekly payroll deductions over a five-year period or may be prepaid by paying the full outstanding balance. The annual loan interest rate is fixed from time to time at the prime rate. Participants borrow from their transferred Benefit Plan and tax-free rollover account balances first. Loans are secured by the applicable participants' vested account balance. Only one loan may be outstanding at any time. Loan repayments will be deposited into a participant's accounts in reverse of the order of the accounts from which the loan was derived.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              The amended and restated Plan document and subsequent amendments more fully explain the details of the Plan and are made available to Plan participants by the Plan administrator.

       3.     NET REALIZED GAINS (LOSSES) ON DISPOSITION OF INVESTMENTS

              The following is a summary of net realized gains (losses) on the disposition of investments for the years ended
              December 31, 1993, 1992 and 1991:

                                                             1993             1992            1991
            Aggregate market value of Capital
              Stock of LL&E sold                          $ 8,117,331       9,689,558       6,022,895

            Aggregate cost basis of Capital
              Stock of LL&E sold                            7,886,500       9,276,316       7,695,231

            Net realized gains (losses) on
              sale of Capital Stock of LL&E                   230,831         413,242      (1,672,336)

            Aggregate market value of
             other investments sold                         6,740,984       9,141,330       7,959,690

            Aggregate cost basis of other
             investments sold                               6,558,703       8,975,901       7,713,078

            Net realized gains (losses) on
             sale of other investments                        182,281         165,429         246,612

                                                          $   413,112         578,671      (1,425,724)

       4.     EMPLOYEE STOCK OWNERSHIP PLAN FUND

              In November 1987, the Employee Stock Ownership Fund
              (ESOP) was created using funds borrowed from LL&E.  To
              fund the ESOP I, LL&E borrowed $10.2 million (unsecured) from a bank and loaned the proceeds to the ESOP I. The
              ESOP I then used the proceeds to acquire 374,678 shares
              of LL&E Capital Stock at an average market price of $27
              1/8 per share.  The loan to the ESOP I is secured by
              LL&E's Capital Stock owned by the ESOP I and is subject
              to substantially the same repayment terms as LL&E's bank loan. The ESOP I will repay the loan, with interest, from LL&E's allocated and unallocated contributions to
              the fund along with quarterly dividends paid on the
              Capital Stock acquired with the ESOP I loan proceeds.
              LL&E's bank loan will be similarly repaid monthly through
              November 1994.  The interest rate is fixed at 8.2%.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              The Capital Stock of LL&E acquired by the ESOP I was initially classified as unallocated by the Plan. As principal payments are made to LL&E, shares of Capital Stock are reclassified to allocated in an amount equal to the principal payment divided by the average purchase price of $27 1/8. As of December 31, 1993, 260,233 shares of Capital Stock have been reclassified to allocated.

              On May 3, 1988, LL&E obtained additional financing of approximately $14 million (unsecured) from a bank. These funds were loaned to the ESOP II which purchased 461,690 shares of LL&E Capital Stock at an average purchase price of $30.25. The loan to the ESOP II is secured by LL&E's Capital Stock owned by the ESOP II and is subject to substantially the same repayment terms as LL&E's bank loan. The ESOP II will repay the loan, with interest, from LL&E's allocated and unallocated contributions to the fund along with quarterly dividends paid on the Capital Stock acquired with the ESOP II loan proceeds. LL&E's bank loan will similarly be repaid monthly through May 1995. The interest rate is fixed at 8.2%.

              The Capital Stock of LL&E acquired by the ESOP II was initially classified as unallocated by the Plan. As principal payments are made to LL&E, shares of Capital Stock are reclassified to allocated in an amount equal to the principal payment divided by the average purchase price of $30.25. As of December 31, 1993, 279,382 shares of Capital Stock have been reclassified to allocated.

       5.     DISTRIBUTION OF LL&E ROYALTY TRUST UNITS OF BENEFICIAL
              INTEREST

              LL&E Royalty Trust Units of Beneficial Interest (the Units) were distributed by LL&E to holders of record of its Capital Stock on June 22, 1983 on the basis of one Unit for each two shares of Capital Stock owned on such date. The Units received by the Plan (Fund C) were allocated among the respective accounts of participants in proportion to the number of shares of Capital Stock in each account at the record date of the distribution of the Units and are maintained separately. Monthly royalty income attributable to the Units are allocated to participants on the same basis and are reinvested in additional Units.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              Participants have the right to decide when the Units allocated to their respective accounts will be sold. Participants may exercise a single election to sell all of their Units and have the proceeds reinvested in Capital Stock of LL&E which will continue to be held in the Plan.

       6.     PLAN TERMINATION

              The Board of Directors of LL&E expects to continue the Plan indefinitely; however, they reserve the right to amend, modify or discontinue the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

       7.     FEDERAL INCOME TAXES

              LL&E has received a favorable determination letter for the Plan, as amended through November 1, 1987, from the Internal Revenue Service stating the Plan qualifies under the provisions of Section 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code.

              LL&E is currently evaluating the need to file an amended and restated Plan document with the Internal Revenue Service. LL&E does not expect the Plan's qualifications under the provisions of 401(a) and 401(k) of the Internal Revenue Code or its federal income tax exempt status under Section 501(a) of the Internal Revenue Code to change due to the changes included in the new Plan document.

       8.     FEES AND EXPENSES

              Expenses incurred in administering the Plan are paid by the employer. Expenses in connection with investment security transactions are added to cost or deducted from proceeds, as applicable, of additions or retirements.

                                                                                          SCHEDULE II

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1993

                                            FUND            FUND             FUND            FUND
                                             A               B                C                D
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest        $      2,977          -                -                -
  Capital Stock of The
     Louisiana Land and
     Exploration Company
     (note 4)                            47,563,016          -                -                -
  LL&E Royalty Trust Units
     of Beneficial Interest
     (note 5)                                -               -               208,646           -
  Investment in Putnam Funds:
     Daily Dividend Trust                    -               -                -             4,843,675
     U.S. Government Income
       Trust                                 -               -                -                -
     Fund for Growth and
       Income                                -               -                -                -
     Convertible Income -
       Growth Trust                          -               -                -                -
  Loans to participants
     (note 2)                                -            3,790,920           -                -

                                       $ 47,565,993       3,790,920          208,646        4,843,675


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E
     (note 4)                          $  8,769,585          -                -                -
  Interest payable to LL&E                    3,921          -                -                -

  Plan equity                            38,792,487       3,790,920          208,646        4,843,675

                                       $ 47,565,993       3,790,920          208,646        4,843,675

  Number of units outstanding             1,185,371                           43,925        4,843,675

  Plan equity per unit                 $    32.7260                           4.7500           1.0000


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE II
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1993

                                            FUND            FUND             FUND            FUND
                                             E               F                G              TOTAL
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest        $     -               -                -                 2,977
  Capital Stock of The
     Louisiana Land and
     Exploration Company
     (note 4)                                -               -                -            47,563,016
  LL&E Royalty Trust Units
     of Beneficial Interest
     (note 5)                                -               -                -               208,646
  Investment in Putnam Funds:
     Daily Dividend Trust                    -               -                -             4,843,675
     U.S. Government Income
       Trust                              7,373,392          -                -             7,373,392
     Fund for Growth and
       Income                                -            9,176,240           -             9,176,240
     Convertible Income -
       Growth Trust                          -               -             5,624,573        5,624,573
  Loans to participants
     (note 2)                                -               -                -             3,790,920

                                       $  7,373,392       9,176,240        5,624,573       78,583,439


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E
     (note 4)                          $     -               -                -             8,769,585
  Interest payable to LL&E                   -               -                -                 3,921

  Plan equity                             7,373,392       9,176,240        5,624,573       69,809,933

                                       $  7,373,392       9,176,240        5,624,573       78,583,439

  Number of units outstanding               548,207         674,724          286,675

  Plan equity per unit                 $    13.4500         13.6000          19.6200

                                                                                          SCHEDULE II

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1992

                                            FUND            FUND             FUND            FUND
                                             A               B                C                D
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest        $      2,845          -                -                -
  Capital Stock of The
     Louisiana Land and
     Exploration Company
     (note 4)                            42,716,070          -                -                -
  LL&E Royalty Trust Units
     of Beneficial Interest
     (note 5)                                -               -               167,982           -
  Investment in Putnam Funds:
     Daily Dividend Trust                    -               -                -             5,046,432
     U.S. Government Income
       Trust                                 -               -                -                -
     Fund for Growth and
       Income                                -               -                -                -
     Convertible Income -
       Growth Trust                          -               -                -                -
  Loans to participants
     (note 2)                                -            3,460,471           -                -

                                       $ 42,718,915       3,460,471          167,982        5,046,432


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E
     (note 4)                          $ 11,824,539          -                -                -
  Interest payable to LL&E                    5,272          -                -                -

  Plan equity                            30,889,104       3,460,471          167,982        5,046,432

                                       $ 42,718,915       3,460,471          167,982        5,046,432

  Number of units outstanding             1,247,184                           46,340        5,046,432

  Plan equity per unit                 $    24.7671                           3.6250           1.0000


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE II
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1992

                                            FUND            FUND             FUND            FUND
                                             E               F                G              TOTAL
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest        $     -               -                -                 2,845
  Capital Stock of The
     Louisiana Land and
     Exploration Company
     (note 4)                                -               -                -            42,716,070
  LL&E Royalty Trust Units
     of Beneficial Interest
     (note 5)                                -               -                -               167,982
  Investment in Putnam Funds:
     Daily Dividend Trust                    -               -                -             5,046,432
     U.S. Government Income
       Trust                              7,333,222          -                -             7,333,222
     Fund for Growth and
       Income                                             7,426,218           -             7,426,218
     Convertible Income -
       Growth Trust                          -               -             4,493,981        4,493,981
  Loans to participants
     (note 2)                                -               -                -             3,460,471

                                       $  7,333,222       7,426,218        4,493,981       70,647,221


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E
     (note 4)                          $     -               -                -            11,824,539
  Interest payable to LL&E                   -               -                -                 5,272

  Plan equity                             7,333,222       7,426,218        4,493,981       58,817,410

                                       $  7,333,222       7,426,218        4,493,981       70,647,221

  Number of units outstanding               533,325         578,366          246,651

  Plan equity per unit                 $    13.7500         12.8400          18.2200

                                                                                          SCHEDULE III

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1993

                                            FUND            FUND             FUND            FUND
                                             A               B                C                D
Investment income:
  Interest and royalties               $        551           -               19,001          127,108
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                1,196,226           -                -                -
     Other investments                        -               -                -                -
                                          1,196,226           -                -                -

  Interest income on loans
     to participants                        490,551      (2,396,224)           -              447,585

  Net realized gains (losses)
     on disposition of invest-
     ments (note 3)                         230,831           -                5,327            -

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                7,047,971           -               43,736            -

  Contributions:
     Employer allocated                   2,620,692           -                -                -
     Employer unallocated                   560,014           -                -                -
     Employees                              196,398           -                -              338,611

  Benefit payments for
     terminations and with-
     drawals                             (2,560,196)        (27,327)         (24,121)        (673,153)

  Interest expense (note 4)                (856,015)          -                -                -
  Transfers between funds -
     net                                 (1,023,640)      2,754,000           (3,279)        (442,908)

  Income (loss) and changes
     in plan equity for year              7,903,383         330,449           40,664         (202,757)

  Plan equity beginning of
     year                                30,889,104       3,460,471          167,982        5,046,432

  Plan equity end of year              $ 38,792,487       3,790,920          208,646        4,843,675


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1993

                                            FUND            FUND             FUND
                                             E               F                G              TOTAL
Investment income:
  Interest and royalties               $    573,261           -              442,101        1,162,022
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                    -               -                -            1,196,226
     Other investments                        -             679,768            -              679,768
                                              -             679,768            -            1,875,994

  Interest income on loans
     to participants                        598,726         565,083          529,532          235,253

  Net realized gains (losses)
     on disposition of invest-
     ments (note 3)                          (2,444)        103,843           75,555          413,112

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                 (165,530)        366,342          285,452        7,577,971

  Contributions:
     Employer allocated                       -               -                -            2,620,692
     Employer unallocated                     -               -                -              560,014
     Employees                              553,293         839,106          466,460        2,393,868

  Benefit payments for
     terminations and with-
     drawals                               (730,727)       (596,146)        (378,718)      (4,990,388)

  Interest expense (note 4)                   -               -                -             (856,015)
  Transfers between funds -
     net                                   (786,409)       (207,974)        (289,790)           -

  Income (loss) and changes
     in plan equity for year                 40,170       1,750,022        1,130,592       10,992,523

  Plan equity beginning of
     year                                 7,333,222       7,426,218        4,493,981       58,817,410

  Plan equity end of year              $  7,373,392       9,176,240        5,624,573       69,809,933

/TABLE

                                                                                          SCHEDULE III

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1992

                                            FUND            FUND             FUND             FUND
                                             A               B                C                D
Investment income:
  Interest and royalties               $      2,046           -               12,077          164,797
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                1,325,102           -                -                -
     Other investments                       -                -                -                -
                                          1,325,102           -                -                -

  Interest income on loans
     to participants                        533,764      (2,018,025)           -              476,681

  Net realized gains (losses)
     on disposition of invest-
     ments (note 3)                         413,242           -                7,224            -

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                3,692,440           -               64,415            -

  Contributions:
     Employer allocated                   2,586,983           -                -                -
     Employer unallocated                   428,791           -                -                -
     Employees                              224,800           -                -              377,196

  Benefit payments for
     terminations and with-
     drawals                             (4,101,340)       (460,399)         (22,555)      (1,245,548)

  Interest expense (note 4)              (1,094,506)          -                -                -
  Transfers between funds -
     net                                 (1,653,843)      2,341,000           (3,776)         833,744

  Income (loss) and changes
     in plan equity for year              2,357,479        (137,424)          57,385          606,870

  Plan equity beginning of
     year                                28,531,625       3,597,895          110,597        4,439,562

  Plan equity end of year              $ 30,889,104       3,460,471          167,982        5,046,432


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1992

                                            FUND            FUND             FUND
                                             E               F                G              TOTAL
Investment income:
  Interest and royalties               $    620,153           -              228,932        1,028,005
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                    -               -                -            1,325,102
     Other investments                        -             517,051            -              517,051
                                              -             517,051            -            1,842,153

  Interest income on loans
     to participants                        529,158         397,556          352,109          271,243

  Net realized gains (losses)
     on disposition of invest-
     ments (note 3)                         (32,304)        108,117           82,392          578,671

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                 (131,643)        160,569          477,589        4,263,370

  Contributions:
     Employer allocated                       -               -                -            2,586,983
     Employer unallocated                     -               -                -              428,791
     Employees                              521,867         702,953          381,886        2,208,702

  Benefit payments for
     terminations and with-
     drawals                               (938,804)     (1,426,073)        (708,642)      (8,903,361)

  Interest expense (note 4)                   -               -                -           (1,094,506)

  Transfers between funds -
     net                                   (924,529)       (464,223)        (128,373)           -

  Income (loss) and changes
     in plan equity for year               (356,102)         (4,050)         685,893        3,210,051

  Plan equity beginning of
     year                                 7,689,324       7,430,268        3,808,088       55,607,359

  Plan equity end of year              $  7,333,222       7,426,218        4,493,981       58,817,410

/TABLE

                                                                                          SCHEDULE III

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1991

                                            FUND            FUND             FUND             FUND
                                             A               B                C                D
Investment income:
  Interest and royalties               $      2,619           -               17,589          271,788
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                1,321,900           -                -                -
     Other investments                        -               -                -                -
                                          1,321,900           -                -                -

  Interest income on loans
     to participants                        885,675      (1,939,602)           -              406,851

  Net realized gains (losses)
     on disposition of invest-
     ments (note 3)                      (1,672,336)          -               (4,597)           -

  Net unrealized appreciation
     (depreciation) of invest-
     ments                              (12,254,502)          -              (29,785)           -

  Contributions:
     Employer allocated                   2,532,624           -                -                -
     Employer unallocated                   745,458           -                -                -
     Employees                              194,294           -                -              459,952

  Benefit payments for
     terminations and with-
     drawals                             (1,850,902)       (188,102)         (14,772)        (320,372)

  Interest expense (note 4)              (1,321,566)          -                -                -
  Transfers between funds -
     net                                  1,701,232       2,374,747           (4,418)      (1,624,647)

  Income (loss) and changes
     in plan equity for year             (9,715,504)        247,043          (35,983)        (806,428)

  Plan equity beginning of
     year                                38,247,129       3,350,852          146,580        5,245,990

  Plan equity end of year              $ 28,531,625       3,597,895          110,597        4,439,562


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1991

                                            FUND            FUND             FUND
                                             E               F                G              TOTAL
Investment income:
  Interest and royalties               $    722,421           -              234,044        1,248,461
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                    -               -                -            1,321,900
     Other investments                        -             625,419            -              625,419
                                              -             625,419            -            1,947,319

  Interest income on loans
     to participants                        352,831         379,246          251,338          336,339

  Net realized gains (losses)
     on disposition of invest-
     ments (note 3)                          (1,000)         96,478          155,731       (1,425,724)

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                  136,489         403,400          554,041      (11,190,357)

  Contributions:
     Employer allocated                       -               -                -            2,532,624
     Employer unallocated                     -               -                -              745,458
     Employees                              513,842         611,315          403,286        2,182,689

  Benefit payments for
     terminations and with-
     drawals                               (491,381)       (218,357)        (287,335)      (3,371,221)

  Interest expense (note 4)                   -               -                -           (1,321,566)
  Transfers between funds -
     net                                   (907,056)       (394,996)      (1,144,862)           -

  Income (loss) and changes
     in plan equity for year                326,146       1,502,505          166,243       (8,315,978)

  Plan equity beginning of
     year                                 7,363,178       5,927,763        3,641,845       63,923,337

  Plan equity end of year              $  7,689,324       7,430,268        3,808,088       55,607,359

/TABLE

                                                    Exhibit 23











The Benefits Committee
The Louisiana Land and Exploration Company:


We consent to incorporation by reference in the Registration Statements No. 2-98948 and No. 33-22338 on Form S-8 of The Louisiana Land and Exploration Company of our report dated April 8, 1994, relating to the statements of financial condition of The LL&E Savings Plan as of December 31, 1993 and 1992 and the related statements of income (loss) and changes in plan equity and related schedules for each of the years in the three-year period ended December 31, 1993 which report appears in the December 31, 1993 annual report on Form 11-K of The LL&E Savings Plan.




                                 s/ KPMG PEAT MARWICK

                                 KPMG PEAT MARWICK

New Orleans, Louisiana
June 7, 1994

[TYPE] COVER
SPECIMEN - NOT AN OFFICIAL FILING


                      THE LOUISIANA LAND AND EXPLORATION COMPANY
                      909 Poydras Street
                      New Orleans, LA  70112


                                                   June 8, 1994


Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are transmitting herewith the attached Form 11-K of The
LL&E Savings Plan for the fiscal year ended December 31, 1993.

Sincerely,

THE LOUISIANA LAND AND
  EXPLORATION COMPANY




/s Jerry D. Carlisle
Vice President and Controller